Filed by Horsepower Holdings, Inc.
Commission File No. 333-150895
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6 of
the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File No.: 001-08226
Dear Fellow Grey Wolf Stockholder:
On July 15th, 2008, Grey Wolf, Inc. will hold a Special Meeting of Stockholders to approve the previously announced merger with Basic Energy Services, Inc. Your Board of Directors strongly believes the Basic merger is in the best interests of all Grey Wolf stockholders, and recommends that you vote your shares TODAY by returning your proxy card.
The Basic Merger is Designed to Maximize Stockholder Value
Working with our outside financial advisors, UBS Investment Bank and Simmons & Company International, your Board of Directors and management conducted a careful and thorough process to determine the right strategic path to build and deliver superior value for our stockholders. We concluded that a merger-of-equals transaction with Basic is the best way to maximize value for you:
•	The merger offers both near and long-term value to Grey Wolf holders, through the immediate return of capital to stockholders and the opportunity to participate in the continued growth of the combined company, the new Grey Wolf.

•	The new Grey Wolf will be better positioned strategically and financially with a strong growth platform. It will have:
•	a broader range of services and the opportunity through cross-selling to capture a larger share of customer expenditures over the entire life of a well;

•	greater size and scale and enhanced growth prospects, including a larger presence in key resource play basins;

•	continued financial flexibility and a solid foundation to pursue domestic and international growth opportunities in a fragmented market.
•	The new Grey Wolf is expected to benefit from a lower cost of capital.

•	The transaction is expected to be immediately accretive to earnings and cash flow per share.
Overall, your Board believes that Grey Wolf stockholders will benefit from owning a combined company with a stronger competitive position in growing markets and expanded opportunities to increase stockholder value over the long term.

Precision Trust Proposal Undervalued Grey Wolf
and Included Numerous Uncertainties
With respect to the recent Precision proposals, we want to assure you that your Board of Directors analyzed the proposals carefully and thoroughly and concluded that the merger with Basic offers superior value for our stockholders. Given that members of your Board personally own approximately 3% of the Grey Wolf shares, their interests are fully aligned with stockholders’ in seeking the best long-term value for the Company.
In reaching its conclusion, your Board weighed a number of factors, including:
•	The Precision proposal undervalues Grey Wolf and offers an insufficient premium to Grey Wolf stockholders, based on our advisors’ analysis of what would represent a reasonable premium for Grey Wolf stockholders;

•	The considerable uncertainty in the long-term value of Precision’s Trust Units in light of scheduled changes in Canadian tax law that would remove Precision’s tax-advantaged status;

•	The current negative outlook for the Canadian drilling and well service markets;

•	The risk of substantial pressure on the market price of Precision’s Trust Units following a Precision transaction; and

•	Possible future under-investment by Precision due to high debt levels and the need to continue an aggressive distribution policy.
In contrast, the Board believes that the Basic merger preserves Grey Wolf’s ability to participate in future business combinations at potentially higher valuations and control premiums than offered by a transaction with Precision.
Given these factors, plus Precision’s public and categorical refusal to consider an increased offer for Grey Wolf stockholders, the Board continues to recommend that Grey Wolf stockholders vote FOR approval of the merger with Basic at the upcoming Special Meeting on July 15th.
Vote Your Shares Today
Whether or not you plan to attend the special meeting, please complete, sign, date and promptly mail your proxy card in the postage-paid envelope provided. Should you prefer, you may vote in person or may deliver your proxy by telephone or by the Internet by following the instructions on your proxy card.
It is important that every stockholder vote, no matter how large or small your holdings may be. Not voting is the same as a vote against.

If you have any questions or need assistance in voting your shares, please contact our information agent, Georgeson, Inc.;
     Banks and brokers call: (212) 440-9800
     Grey Wolf stockholders call: (800) 561-3540
Over the years, Grey Wolf has demonstrated a track record of creating value for stockholders, and we are committed to building on that record in the future. Based on our analysis, we strongly believe that the merger with Basic is the right course for maximizing stockholder value, and we urge you to vote your shares today.
Thank you for your support,
Sincerely,

Thomas P. Richards
Chairman, President and CEO
Forward Looking Statements
This release may include statements that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Grey Wolf, Inc. (“Grey Wolf”) expects, believes or anticipates will or may occur in the future are forwardlooking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including anticipated accretion, future prospects, service offerings, cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed merger with Basic Energy Services, Inc. (“Basic Energy”) cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and Basic Energy. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Grey Wolf nor Basic Energy intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
Additional Information and Where to Find It
In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”) has been filed and declared effective by the SEC. Each of Basic Energy and Grey Wolf has filed a definitive joint proxy statement/prospectus with the SEC. INVESTORS AND

SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other documents containing information about Basic Energy and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy’ web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the joint proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic Energy and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy stock by its directors and certain of its executive officers is included in its Annual Report on Form 10-K/A filed April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.